EXHIBIT 21.1

Subsidiaries of Camden Summit Partnership, L.P.

Name of Subsidiary	State of Organization
Summit Management Company	Maryland
Summit Apartment Builders, Inc.	Florida
Portofino Place, Ltd.	Florida
Foxcroft East Associates	North Carolina
Summit Valley Brook, LLC	Delaware
Summit Grandview, LLC	North Carolina
Summit Grand Parc, LLC	Delaware
Summit Roosevelt, LLC	Delaware
PAPEC Silo Creek, LLC	Delaware
Summit Brickellview, LLC	Delaware
Historic Summit Roosevelt, LLC	Delaware